Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

September 6, 2022

Re	KLDiscovery Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed November 23, 2021

File No. 333-261303

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), KLDiscovery Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-261303) initially filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2021, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Stephen Glover, Esq. or Andrew Fabens, Esq. of Gibson, Dunn & Crutcher LLP at Telephone: (202) 955-8500 if you have any questions regarding this request for withdrawal.

Sincerely

/s/ Andy Southam

General Counsel

KLDiscovery Inc
8201 Greensboro Drive, Suite 300	kldiscovery.com
McLean, VA 22102